PROSPECTUS SUPPLEMENT DATED JANUARY 6, 1999
                    (To the Prospectus dated August 13, 1998)

                          GUARDIAN INTERNATIONAL, INC.
                 1,981,700 Shares of Class A Voting Common Stock
                            Par Value $.001 Per Share

         This supplement relates to Guardian International, Inc.'s (the "Company's") Prospectus dated August 13, 1998 (the "Prospectus") relating to the offering of up to 1,981,700 shares of the Company's Class A Voting Common Stock, par value $.001 per share, pursuant to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-59899). Capitalized terms used but not defined in this Supplement have the meaning given them in the Prospectus or in the Company's Certificate of the Designations for Series C Preferred Stock filed as Exhibit 4(c) pursuant to the Company's Form 8-K filed as of November 3, 1998, and the Company's Certificate of the Designations for Series D Preferred Stock filed as Exhibit 4(d) pursuant to the Company's Form 8-K filed as of November 3, 1998.

         The section set forth below is a supplement to the section entitled "Recent Developments" found on pages 32-33 of the Prospectus, reflecting the purchase of 10,000 shares of Series D Preferred Stock by Westar Security and the exchange by Westar Security of certain equity holdings in the Company for 16,397 shares of Series C Preferred Stock. After giving effect to these transactions, Westar Security will own approximately 26% of the outstanding stock on an as-converted basis.

         Investment by Westar Security, Inc.

         On October 21, 1998, Westar Security purchased 10,000 shares of Series D 6% Convertible Cumulative Preferred Stock, par value $.001 per share (the "Series D Preferred Stock"), of the Company for $10 million in cash.

         The Series D Preferred Stock is not convertible for three years after which all, and not less than all, of the shares are convertible at the option of the holder at the rate of 333.3333 shares of Class A Common Stock for each share of Series D Preferred Stock. Dividends are payable annually on January 1, commencing January 1, 1999, at the Company's option, either in cash or in additional shares of Series D Preferred Stock. The holders of Series D Preferred Stock have no voting rights until such shares are converted into Class A Common Stock except that the holders of Series D Preferred Stock are allowed to vote on an as-converted basis with the holders of Class A Common Stock (i) in the event of a Change of Control; or (ii) upon the occurrence of an Event of Default. The holders of the Series D Preferred Stock have no redemption rights except upon a Change in Control. After three years, the Company may elect to redeem the Series D Preferred Stock in cash, in whole

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or in part, at any time and from time to time, at a pro-rated premium of 6.00%
above the Liquidation Value.

         Westar Security does not have any right to nominate directors unless and until conversion of the Series D Preferred Stock.

         The proceeds of the sale of the Series D Preferred Stock will be used to pay down long-term debt, which will position the Company to make further acquisitions and to carry out other corporate purposes (including a stock repurchase program).

         Exchange of Certain Securities by Westar Security, Inc.

         On October 21, 1998, Westar Security exchanged its existing equity holdings in the Company (2,980,000 shares of Class A Common Stock, 2,037,133 million shares of Series A Preferred Stock, and 1,704,232 shares of Series B Preferred Stock) for 16,397 shares of Series C Preferred Stock.

         The Series C Preferred Stock is redeemable by any holder thereof on the sixth anniversary of the date of issuance at a liquidation value of $1,000 per share. Dividends are payable quarterly either in cash or, if the provisions of the current credit agreement to which the Company is a party prohibit payment of cash dividends, dividends are payable in shares of Class A Common Stock. The holders of Series C Preferred Stock have no voting rights except that the holders of Series C Preferred Stock are allowed to vote on an as converted basis with the holders of Class A Common Stock upon the occurrence of an Event of Default. The holders of Series C Preferred Stock have the right to optional redemption upon a Change in Control. At any time after issuance, the Company may elect to redeem the Series C Preferred Stock in cash, in whole or in part, at any time and from time to time, at a pro-rated premium of 7.00% above the Liquidation Value.


                 NEITHER THE SECURITIES AND EXCHANGE COMMISSION
         NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED
              OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS
                 IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.


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